SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

So Act Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

   5715 Will Clayton Parkway, #6572
 Humble, TX 77338
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

October 7, 2008
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Greg Halpern

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
45,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
45,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of So Act Network, Inc., a Delaware   corporation, with its principal place of business located at 5715 Will Clayton Parkway, #6572,  Humble, TX 77338. The telephone number is (847) 565-9732.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Greg Halpern who is hereinafter sometimes referred to as the “Reporting Person.” Mr. Halpern serves as the President, Chief Executive Officer, Chief Financial Officer, and Chairman of the Issuer with a principal place of business at 5715 Will Clayton Parkway, #6572, Humble, TX 77338. The telephone number is (847) 565-9732.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 7, 2008, Mr. Halpern purchased a total of 100,000 shares of common stock of the Issuer from Michael Raleigh, the then President, Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors of the Issuer, for an aggregate of $30,000 in cash, all of which was paid from Mr. Halpern’s personal fund.

On October 7, 2008, 44,900,000 shares of common stock of the Issuer were issued to Mr. Halpern as compensation for his services rendered pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Halpern acquired 100,000 shares of common stock of the Issuer pursuant to the Stock Purchase Agreement was to secure control of the Issuer for the purpose of implementing his business plans and obtaining financing. In the furtherance of effectuating these steps, the Reporting Person, as the sole shareholder of the Issuer, in accordance with the Delaware General Corporate Laws and the bylaws of the Issuer, adopted a shareholder’s resolution to appoint him as the Chairman of the Board of Directors of the Issuer on October 7, 2008, and subsequently adopted a Board of Directors’ resolution to appoint him as the President, Chief Executive Officer and Chief Financial Officer of the Issuer on October 7, 2008. On October 13, 2008, Mr. Halpern entered into an employment agreement with the Issuer as the President, Chief Executive Officer and Chief Financial Officer with the Issuer in substantially the form attached as Exhibit 10.1, a copy of which is filed as Exhibit 10.1 to the Form 8-K filed on October 17, 2008 and incorporated herein by reference.

Mr. Halpern obtained the 44,900,000 shares of common stock from the Issuer as compensation for his services rendered. He does not have any plan or proposal, which relates to or would result in (the lettered section numbers below correspond to subsections of Item 5 of Schedule 13D):

        (a) the acquisition  by any person of  additional  securities  of the Issuer, or the disposition of securities of the Issuer;

        (b) an  extraordinary  corporate  transaction,   such  as  a  merger, reorganization,  or  liquidation,  involving  the  Issuer  or  any  of  its subsidiaries;

        (c) a sale or  transfer  of a  material  amount  of the  assets of the Issuer or any of its subsidiaries;

        (d) any change in the present  board of directors or management of the Issuer,  including  any plan or  proposal  to change  the number or term of directors or to fill any existing vacancies on the board;

        (e) any material  change in the  present  capitalization  or dividend policy of the Issuer;

        (f) any other  material  change in the Issuer's  business or corporate  structure;

        (g) changes in the Issuer's  charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) a class of securities of the Issuer being delisted from a national  securities  exchange  or  ceasing  to  be  authorized  to be  quoted  in an inter-dealer   quotation  system  of  a  registered   national   securities association;

        (i) a class of equity  securities of the Issuer becoming  eligible for termination of registration  pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 45,000,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

(b)	The Reporting Person holds sole voting and dispositive power over the 45,000,000 shares of common stock of the Issuer as issued to the Reporting Person.

(c)	The Reporting Person acquired an aggregate of 45,000,000 shares of the Issuer's common stock in the following transactions:

	Transferee	Date	Amount	Price	Where and How the Transaction was Effected
Greg Halpern	Michael Raleigh	10/7/08	100,000	$0.3	Private negotiated transaction.
Greg Halpern	So Act Network, Inc.	10/7/08	44,900,000	$0.00 (1)	Private negotiated transaction

    (1) The 44,900,000 shares of common stock of the Issuer were issued to Mr. Halpern as compensation for services rendered.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.1	Stock Purchase Agreement between Greg Halpern and Michael Raleigh Effective October 7, 2008 Incorporated by Reference to Exhibit 2.1 to the Form 8-K Filed on October 17, 2008.
10.1	Employment Agreement with the Issuer Effective October 13, 2008 Incorporated by Reference to Exhibit 10.1 to the Form 8-K Filed on October 17, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2008

By:	/s/ Greg Halpern
Greg Halpern
President, Chief Executive Officer and Chief Financial Officer